ASX/MEDIA RELEASE
21 April 2006

pSivida to present at UBS Global Specialty Pharmaceuticals Conference
Presentation in New York to be webcast live

Boston, MA and Perth, Australia - Global bio-nanotech company pSivida Limited (NASDAQ:PSDV, ASX:PSD, Xetra:PSI) today announced that an audio of its corporate presentation to be delivered by Dr Paul Ashton, Director of Strategy, will be webcast live by UBS from New York City on Tuesday, 25th April 2006 at 4:00pm EDT (4:00am WST Australia on Wednesday, 26th April 2006). The presentation may be accessed under the investor relations/ company presentations tab at www.psivida.com.

The UBS Global Specialty Pharmaceuticals Conference is presented by UBS Investment Bank, one of the world’s leading financial institutions and features many of the world’s leading pharmaceutical companies. The audio webcast may be accessed at www.ibb.ubs.com. Click on the "Conferences" icon in the centre right of the page and follow the link to “webcast” next to the "Global Specialty Pharmaceuticals" Conference heading.

pSivida is a global bio-nanotech company committed to the development of drug delivery products in the healthcare sector, initially in ophthalmology and oncology. pSivida has developed the only two FDA approved sustained release back of the eye treatments for chronic eye disease - Vitrasert® and RetisertTM. Both products are manufactured and sold by global ophthalmology company, Bausch & Lomb (B&L). RetisertTM is also promoted by Novartis Ophthalmic, a business unit of Novartis Pharmaceuticals, in collaboration with B&L. A next generation product, MedidurTM in Phase III clinical trials, is licensed to Alimera Sciences for the treatment of Diabetic Macular Edema, a leading cause of vision loss for Americans under the age of 65.

pSivida owns the rights to develop and commercialize a modified form (porosified or nano-structured) of silicon known as BioSilicon™, which has applications in drug delivery, wound healing, orthopedics, and tissue engineering. pSivida’s lead BioSilicon™ product is BrachySilTM, a brachytherapy product in pivotal Phase IIb clinical trials, which is being developed for the treatment of inoperable primary liver cancer. Phase IIa clinical trials demonstrated significant tumor regression as well as being both safe and well tolerated in humans. pSivida has a licensing agreement with Beijing Med-Pharm Corporation for the clinical development, marketing and distribution of BrachySil™ in China.

pSivida has four evaluation agreements for the Company’s drug delivery technologies with three of the five largest pharmaceutical companies in the world and recently announced a further evaluation agreement with an undisclosed global medical device company to evaluate cardiovascular delivery of drugs using pSivida’s drug delivery technologies.

-ENDS-

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks; Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™, a treatment for diabetic macular edema, is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 70 patent families, 74 granted patents and over 290 patent applications.

pSivida conducts its operations from offices and facilities near Boston in Massachusetts, Malvern in the United Kingdom, Perth in Western Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and technology company, formed in July 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ was instrumental in discovering BioSilicon(TM) and pSivida enjoys a strong relationship with it having access to its cutting edge research and development facilities. For more information visit www.QinetiQ.com

For more information, visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties.  The statements are indicated by the use of words such as "believes", "expects", "anticipates" and similar words and phrases.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: the failure of the results of the Retisert for DME trial to be a good indicator of the results of pSivida’s ongoing Phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; inability to recruit patients for the Phase III Medidur™ for DME trial; our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues, our inability to successfully integrate CDS’ operations and employees; the failure of the CDS’ products to achieve expected revenues and the combined entity’s inability to develop existing or proposed products; the failure of the Bausch & Lomb/Novartis co-promotion arrangement to provide faster royalty growth; failure of the slower progression or reduction of diabetic retinopathy resulting from the Retisert™ implant to have significant implications for Retisert™ and Medidur; failure of our evaluation agreements to result in license agreements; failure of Medidur™ to release the same drug as Retisert™ at the same rate; failure of the Medidur™ trials in DME to show a very similar stabilization or improvement diabetic retinopathy as Retisert™ for DME. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.